Mail Stop 3561

April 12, 2007

Mr. Jonathan J. Ledecky, President
Victory Acquisition Corp.
7 Times Square, 17th Floor
New York, New York 10036

>   **Re: Victory Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on**
>   **Form S-1**
>   **Filed on April 2, 2007**
>   **File No. 333-140359**

Dear Mr. Ledecky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment three from our letter of March 27, 2007 and we reissue in part our prior comment. Please discuss in more detail the procedures involved in tendering the shares. Please revise as applicable, the summary, risk factors and business sections as follows:

        a.   Contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination.

b. Provide disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion.

c. Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

d. Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

e. Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender physical certificates prior to the stockholders meeting.

f. Please include any relevant risk factors.

Description of Securities, page 69

2. We note your response to comment six from our previous letter. Please discuss the agreement in which "Cullen Investment Limited has agreed that it will not transfer its ownership interest in Cullen International Limited to anyone other than Eric Watson … until this time period has expired." Please file the agreement as an exhibit.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the comments may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
Fax: (212) 818-8881